

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-Mail
Harold A. Hurwitz
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **RE:** **Pro-Dex, Inc.**
> **Definitive Additional Materials**
> **Filed on January 7, 2013**
> **File No. 000-14942**

Dear Mr. Hurwitz:

We have reviewed your filing and have the following comments.

1. Please provide us with supplemental support for the statements attributed to Glass Lewis and ISS reports in your disclosure.

Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc (via E-mail):   Tom Crane—Rutan & Tucker
Garett Sleichter—Rutan & Tucker